                            Dated as of May 9, 1996

                     BANK OF MONTREAL - BANQUE DE MONTREAL

                                       and

                     THE TRUST COMPANY OF BANK OF MONTREAL -
                     SOCIETE DE FIDUCIE BANQUE DE MONTREAL

                                     Trustee

                               SECOND SUPPLEMENTAL
                                    INDENTURE

                                TABLE OF CONTENTS

Section                                                                     Page
-------                                                                     ----
     Recitals ...........................................................      1

                                   ARTICLE ONE

                                 INTERPRETATION

1.1. Part of Original Trust Indenture ...................................      1
1.2. Definitions ........................................................      2

                                  ARTICLE TWO

                         ISSUE OF SERIES 21 DEBENTURES

2.1. Limit of Issue and Designation .....................................      2
2.2. Form and Terms of Series 21 Debentures .............................      2
2.3. Interest ...........................................................      3
2.4. Issue of Series 21 Debentures ......................................      3

                                  ARTICLE THREE

                 REDEMPTION AND PURCHASE OF SERIES 21 DEBENTURES

3.1. Restriction on Redemption ..........................................      4
3.2. Redemption of Series 21 Debentures .................................      4
3.3. Places of Payment ..................................................      4
3.4. Purchase of Series 21 Debentures ...................................      4

Section                                                                     Page
-------                                                                     ----
                                  ARTICLE FOUR

                       CONVERSION OF SERIES 21 DEBENTURES
                               INTO NEW DEBENTURES

4.1. Conversion Option ..................................................      4
4.2. Supplemental Indenture for New Debentures ..........................      5
4.3. Exercise of the Conversion Option ..................................      5
4.4. Issue of New Debentures ............................................      5
4.5. Trustee's Decision Final ...........................................      5
4.6. Cancellation of Series 21 Debentures ...............................      5
4.7. Delivery of Legal Opinion and Bank Certificate .....................      6

                                  ARTICLE FIVE

                          FORM OF SERIES 21 DEBENTURES

5.1. Form of Series 21 Debentures .......................................      8

                                   ARTICLE SIX

                                    EXECUTION

6.1. Acceptance of Trust ................................................     18
6.2. Counterparts and Formal Date .......................................     18

     THIS SECOND SUPPLEMENTAL INDENTURE made as of May 9, 1996.

BETWEEN

          BANK OF MONTREAL - BANQUE DE MONTREAL, a Canadian chartered bank (hereinafter called the "Bank"),

                                                              OF THE FIRST PART,

- and -

          THE TRUST COMPANY OF BANK OF MONTREAL - SOCIETE DE FIDUCIE BANQUE DE MONTREAL, a trust company incorporated under the laws of Canada (hereinafter designated the "Trustee"),

                                                             OF THE SECOND PART,

     WHEREAS under an indenture made as of December 14th, 1995 between the Bank and the Trustee (the "Original Trust Indenture") the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by the Original Trust Indenture and an indenture supplemental thereto the Bank has issued two series of Debentures;

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, Section 2.7 thereof, the directors of the Bank have authorized the creation and issue of additional Debentures thereunder upon the terms set forth in this Second Supplemental Indenture;

     AND WHEREAS all things necessary have been done and performed to authorize the execution of this Second Supplemental Indenture, to make the same effective and binding upon the Bank and to make the additional Debentures when certified by the Trustee and issued as provided in this Second Supplemental Indenture valid, binding and legal obligations of the Bank with the benefits and subject to the terms of the Original Trust Indenture as heretofore amended and this Second Supplemental Indenture.

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

                                   ARTICLE ONE
                                 INTERPRETATION

     SECTION 1.1 Part of Original Trust Indenture. The Original Trust Indenture, is part of this Second Supplemental Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Second Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expressions in the Original Trust Indenture.

     SECTION 1.2. Definitions. In this Second Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith:

     1.2(1) "8.15% Debentures, Series 21, Due 2011" and "Series 21 Debentures" means the $300,000,000 aggregate principal amount of 8.15% Debentures, Series 21, Due 2011 referred to in Section 2.1 hereof including Debentures issued in substitution for any such Debentures.

     1.2(2) "90 day Bankers' Acceptance Rate", for any quarterly interest period, shall mean the average bid rate of interest (expressed as an annual percentage rate) for Canadian dollar bankers' acceptances with maturities of three months which appears on the Reuters Screen CDOR Page as of 10:00 a.m., Toronto time, on the first Business Day of such quarterly interest period; provided that if such rate does not appear on the Reuters Screen CDOR Page on such day, the 90 day Bankers' Acceptance Rate for such period shall be the average of the bid rates of interest (expressed as an annual percentage rate and rounded to the nearest one-hundred thousandth of 1.00%) for Canadian dollar bankers' acceptances with maturities of three months for same day settlement as quoted by such of the Schedule 1 banks (as defined in the Bank Act) as may quote such a rate as of 10:00 a.m., Toronto time, on the first Business Day of such quarterly interest period;

     1.2(3) "New Debentures" means the subordinated indebtedness of the Bank, which qualifies as regulatory capital of the Bank under the then current capital adequacy guidelines prescribed for Canadian chartered banks, to be issued to holders of Series 21 Debentures upon the exercise of the Conversion Option pursuant to Article Four hereof and having the terms and conditions contemplated by such Article.

     1.2(4) "Reuters Screen CDOR Page" means the display designated as page "CDOR' on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOR page on that service) for purposes of displaying Canadian dollar bankers' acceptance rates.

                                   ARTICLE TWO

                          ISSUE OF SERIES 21 DEBENTURES

     SECTION 2.1. Limit of Issue and Designation. A series of debentures is hereby created and authorized to be issued pursuant to the Original Trust Indenture consisting of and limited to $300,000,000 principal amount in lawful money of Canada and hereby designated "8.15% Debentures, Series 21, Due 2011".

     SECTION 2.2. Form and Terms of Series 21 Debentures.

     (1) The Series 21 Debentures shall be issued as fully registered Debentures only without coupons in denominations of $1,000 and integral multiples thereof, shall be substantially in the form set out in Article Five hereof with such appropriate insertions, omissions, substitutions and variations as the Bank may authorize and the Trustee may assent to; shall be in both the English and French languages; and shall bear such distinguishing letters and numbers as the Trustee may approve.

     (2) The Series 21 Debentures shall be dated May 9, 1996 and shall mature on May 9, 2011; shall be redeemable prior to maturity as provided in Article Three; and may be convertible on May 9, 2006 into an equal aggregate principal amount of New Debentures as provided in Article Four.

     (3) The principal of the Series 21 Debentures shall be payable in lawful money of Canada at any branch in Canada of the Bank, at the option of the respective holders of the Series 21 Debentures, against surrender thereof. Interest on the Series 21 Debentures will be payable in lawful money of Canada by cheque drawn on the Bank and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. If the day on which the principal or any interest on the Series 21 Debentures falls due is not a Business Day then the holder shall not be entitled to payment until the next Business Day nor to any further interest or other sums in respect of such delayed payment.

     SECTION 2.3. Interest.

     (1) The Series 21 Debentures will bear interest at the rate of 8.15% per annum from and including the date of issue to but excluding May 9, 2006 payable half-yearly in arrears on May 9 and November 9 in each year, with overdue interest, if any, at the same rate after as well as before default in the payment of principal or interest. The first payment of interest will be made on November 9, 1996 and will represent interest from the date of issue.

     (2) From May 9, 2006 until maturity on May 9, 2011, the Series 21 Debentures will bear interest at a rate per annum equal to the 90 day Bankers' Acceptance Rate plus 1.00% payable quarterly in arrears on February 9, May 9, August 9, and November 9 in each year (the "Interest Payment Dates") commencing August 9, 2006, with overdue interest, if any, in respect of any quarterly interest period at the same rate applicable to such quarterly interest period after as well as before default in the payment of principal or interest. Interest for each quarterly interest period will be calculated on the basis of the actual number of days elapsed in each quarterly interest period divided by 365 or 366 in a leap year, as the case may be.

     SECTION 2.4. Issue of Series 21 Debentures. The Series 21 Debentures, in interim or definitive form, to the aggregate principal amount of $300,000,000, may forthwith be executed by the Bank and certified by or on behalf of the Trustee and delivered by it to or upon the written order of the Bank, without the Trustee receiving any consideration therefor.

                                  ARTICLE THREE

                 REDEMPTION AND PURCHASE OF SERIES 21 DEBENTURES

     SECTION 3.1. Restriction on Redemption. The Bank shall not redeem Series 21 Debentures for any purpose at any time prior to May 9, 2006.

     SECTION 3.2. Redemption of Series 21 Debentures Subject to the provisions of the Bank Act, including the prior approval of the Superintendent, the Bank may, at its option, redeem all but not less than all of the Series 21 Debentures on May 9, 2006 or on any Interest Payment Date thereafter at 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, the whole constituting the redemption price.

     SECTION 3.3 Places of Payment. The redemption price shall be payable upon presentation and surrender of the Series 21 Debentures to be redeemed at any of the places where the principal of the Series 21 Debentures is expressed to be payable and at such other places, if any, as may be specified in the notice of redemption.

     SECTION 3.4. Purchase of Series 21 Debentures. The Bank, with the prior approval of the Superintendent, shall have the right, at any time after the fifth anniversary of the date of issue of the Series 21 Debentures, to purchase Series 21 Debentures in the market, by tender or by private contract at any price. Notwithstanding the foregoing, any subsidiary of the Bank may purchase Series 21 Debentures in the ordinary course of its business of dealing in securities.

                                  ARTICLE FOUR

             CONVERSION OF SERIES 21 DEBENTURES INTO NEW DEBENTURES

     SECTION 4.1. Conversion Option. On May 9, 2006 (the "Conversion Date") the registered holder of a Series 21 Debenture may, but only upon notice from the Bank, which may be given only with the prior approval of the Superintendent, convert (the "Conversion Option") all but not less than all of the Series 21 Debentures held by such holder into an equal aggregate principal amount of New Debentures. If given, such notice from the Bank shall be given to the registered holders of the Series 21 Debentures and to the Trustee, in the manner provided in Article 14 of the Original Trust Indenture, not less than 30 days nor more than 60 days prior to the Conversion Date and the holders shall thereupon have the option to effect such conversion on the terms and conditions set forth in this Article. The notice shall contain a description of the attributes and characteristics of the New Debentures, a summary of the resale restrictions, if any, in respect of the New Debentures under Canadian provincial securities legislation, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of a Series 21 Debenture who is a resident of Canada and who holds such Series 21 Debenture as capital property upon exercising the Conversion Option and, shall describe the steps required to be taken by the holder of a Series 21 Debenture in order to exercise the Conversion Option and the status of the New Debentures as subordinated indebtedness of the Bank for purposes of the Bank Act. Any notice so given by the Bank shall be irrevocable, shall apply to all outstanding Series 21 Debentures, and shall remain in effect to and including the Conversion Date.

     SECTION 4.2 Supplemental Indenture for New Debentures. In the event that the Bank gives the notice referred to in Section 4.1, it shall authorize the creation of New Debentures, constitute the terms and provisions thereof and, as of the Conversion Date, execute and deliver to the Trustee a new indenture supplemental to the Original Trust Indenture (the "Supplemental Indenture"), all as provided for in subsections 2.7(1) and 2.7(2) of the Original Trust Indenture, relating to the New Debentures to be issued to the holders of the Series 21 Debentures on conversion. From and after the Conversion Date, the Supplemental Indenture shall apply to the New Debentures issued to holders of Series 21 Debentures converted pursuant to this Article and shall be binding upon and enure to the benefit of the holders of such New Debentures.

     SECTION 4.3. Exercise of the Conversion Option. The Conversion Option may be exercised by the holder of a Series 21 Debenture by executing the form on the reverse side of the Series 21 Debenture certificate and delivering the same for surrender to the Trustee at the office or offices of the Trustee specified in the notice referred to in Section 4.1 on or before the Conversion Date. Any such exercise shall be irrevocable. A holder of Series 21 Debentures may only exercise the Conversion Option with respect to all of the Series 21 Debentures then registered in the name of such holder. No such exercise shall be effective unless received by the Trustee in accordance with the provisions hereof at or before 4:00 p.m. (Toronto time) on the Conversion Date.

     SECTION 4.4. Issue of New Debentures. The Trustee, upon receipt of a Series 21 Debenture certificate with the form for the exercise of the Conversion Option on the reverse side thereof duly executed by the registered holder thereof, shall forthwith certify and deliver to such registered holder New Debentures dated as of the Conversion Date in the same aggregate principal amount as the Series 21 Debentures delivered for conversion. The New Debentures shall be issued in accordance with the instructions of the holders of the Series 21 Debentures to be converted.

     SECTION 4.5. Trustee's Decision Final. If any question shall arise as to the validity of the exercise of the Conversion Option by holders of Series 21 Debentures pursuant to this Article Four, the Trustee may require such evidence as it deems necessary in relation thereto, and the decision of the Trustee shall be final and binding.

     SECTION 4.6. Cancellation of Series 21 Debentures. All Series 21 Debentures surrendered to the Trustee for conversion pursuant to this Article shall be cancelled and shall not be reissued or resold.

     SECTION 4.7. Delivery of Legal Opinion and Bank Certificate.

     (1) If the notice referred to in Section 4.1 is delivered by the Bank, the Bank shall deliver to the Trustee on the Conversion Date:

          (i) a favourable legal opinion of counsel retained by the Bank and acceptable to the Trustee, in form acceptable to the Trustee, acting reasonably, dated the Conversion Date and addressed to the Trustee and to the holders of Series 21 Debentures surrendered for conversion, as to the following matters:

               (a) that the exercise of the Conversion Option and the issuance of the New Debentures to the holders of Series 21 Debentures do not and will not result in a breach of any of the provisions of the Bank Act or the by-laws of the Bank;

               (b) that the Supplemental Indenture is in proper form, has been duly authorized by all necessary corporate action on the part of the Bank, has been duly executed and delivered by the Bank and is a legal, valid and binding obligation of the Bank enforceable against the Bank in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, winding-up, liquidation or other similar laws affecting the enforcement of creditors' rights generally and that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

               (c) that the certificates representing the New Debentures are in proper form, that the New Debentures have been duly authorized, executed and delivered by the Bank and certified by the Trustee, constitute subordinated indebtedness of the Bank for purposes of the Bank Act which, in the event of the insolvency or winding-up of the Bank, will rank equally and rateably with all other debentures of the Bank from time to time outstanding, have been duly issued and delivered under the Original Trust Indenture, as amended and as supplemented by the Supplemental Indenture and are entitled to the benefits thereof, and are legal, valid and binding obligations of the Bank enforceable against the Bank in accordance with their respective terms subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, winding-up, liquidation or other similar laws affecting the enforcement of creditors' rights generally and that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

               (d) that any authorization, consent or approval or filing, registration, qualification or recording with, any government authority of each of the Provinces and

                    Territories of Canada legally required for the issuance of the New Debentures to the holders of Series 21 Debentures has been obtained or made;

               (e) confirming the description of the resale restrictions, if any, and tax consequences set out in the notice referred to in Section 4.1;

               (f) as to the eligibility of the New Debentures for investment under statutes of Canada, and of the Provinces of Quebec, Ontario, Alberta and British Columbia governing investments by trusts, trustees, insurance companies, loan or trust companies and by pension plans in accordance with any financial performance tests thereunder without resort to any so-called "basket" provisions thereunder, and, in the case of any such statutes which refer to prudent investment standards, that investment in the New Debentures would not be prohibited under such statutes, subject to such prudent investment standards and the general investment provisions of such statutes and, in certain cases, criteria which are required to be established as policies or guidelines pursuant to such statutes; and

               (g) as to such other matters as the Trustee may reasonably request; and

          (ii) a Certificate of the Bank stating that the exercise of the Conversion Option and the issuance of the New Debentures to the holders of Series 21 Debentures do not and will not result in any violation of or constitute a default under any indenture or other agreement or instrument to which the Bank is then a party or by which the Bank is then bound.

     (2) The obligation of the Bank to deliver the opinion and certificate described in subsection 4.7(1) is solely for the benefit of the holders of Series 21 Debentures being surrendered for conversion and may be waived or modified by an instrument in writing signed by the Trustee (where the Trustee is of the opinion that such waiver or modification is not materially prejudicial to the interests of Series 21 Debenture holders) or by resolution of the holders of a majority in principal amount of the Series 21 Debentures surrendered for conversion on or after the date of the notice referred to in Section 4.1.

                                  ARTICLE FIVE
                          FORM OF SERIES 21 DEBENTURES

     SECTION 5.1. Form of Series 21 Debentures. The following is the form of Series 21 Debentures referred to in Section 2.2:

                                  ENGLISH TEXT
             THIS IS NOT A DEPOSIT INSURED UNDER THE CANADA DEPOSIT
                            INSURANCE CORPORATION ACT

No. 21R                                                            $___________

                                BANK OF MONTREAL
                     (Incorporated under the laws of Canada)

                      8.15% DEBENTURE, Series 21, DUE 2011
                           (subordinated indebtedness)

     BANK OF MONTREAL (the "Bank"), for value received, hereby acknowledges itself indebted and promises to pay to or registered assigns on May 9, 2011, or on such earlier date as the principal amount hereof may become payable, the principal sum of

                                                          DOLLARS ($___________)

in lawful money of Canada at any branch in Canada of the Bank, at the holder's option, and until payment of the said principal sum to pay interest thereon at the rates of interest and on the dates hereinafter provided from the date hereof, or from the last interest payment date to which interest shall have been paid or made available for payment on the Series 21 Debentures, whichever is the later, at the same places in like money. The Series 21 Debentures bear interest at the rate of 8.15% per annum from and including the date of issue to but excluding May 9, 2006, payable half-yearly in arrears on May 9 and November 9 in each year, with overdue interest, if any, at the same rate after as well as before default in the payment of principal or interest. The first payment of interest will be on November 9, 1996, and will represent interest from the date of issue. From May 9, 2006, the Series 21 Debentures will bear interest at a rate equal to the 90 day Bankers' Acceptance Rate (as defined in the Trust Indenture hereinafter referred to) plus 1.00%, payable quarterly in arrears on February 9, May 9, August 9 and November 9 in each year ("Interest Payment Dates") commencing August 9, 2006, with overdue interest, if any, in respect of any quarterly interest period at the rate applicable to such quarterly period after as well as before default in the payment of principal or interest.

     As the interest matures, the Bank (except in case of payment at maturity, in which case payment of interest may, at the option of the Bank, be made upon surrender of this Debenture) shall forward to the registered address of the holder hereof by prepaid mail, prior to the applicable interest payment date, a cheque for such interest drawn on the Bank and payable at any branch in Canada of the Bank at the holder's option, or by such other means as may become customary for the payment of interest.

     This Debenture is one of the Debentures of the Bank issued or issuable in one or more series under the provisions of a trust indenture dated as of December 14, 1995 between the Bank and The Trust Company of Bank of Montreal, as trustee (the "Trustee") and indentures supplemental thereto, including the second supplemental indenture thereto between the same parties dated as of May 9, 1996 (collectively, the "Trust Indenture"). The 8.15% Debentures, Series 21, Due 2011 (herein sometimes referred to as the "Series 21 Debentures"), of which this is one, are limited to an aggregate principal amount of $300,000,000 in lawful money of Canada and mature on May 9, 2011.

     The Series 21 Debentures are direct unsecured obligations of the Bank, constituting subordinated indebtedness for the purposes of the Bank Act (Canada), and rank equally and rateably with all debentures and other subordinated indebtedness of the Bank from time to time issued and outstanding under the Trust Indenture and the Existing Trust Indentures (as defined in the Trust Indenture), (collectively, the "Indentures"). The Indentures provide that in the event of the insolvency or winding-up of the Bank, the indebtedness evidenced by all debentures or other subordinated indebtedness issued thereunder, including the Series 21 Debentures, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank, except liabilities which by their terms rank in right of payment equally with or subordinate to indebtedness evidenced by all such debentures or other subordinated indebtedness. Reference is made to the Trust Indenture for a further statement of the rights of the holders of Series 21 Debentures, of the Bank and of the Trustee and the terms and conditions upon which the Series 21 Debentures are issued and held, to all of which the holder of this Debenture, by acceptance hereof, assents.

     The Series 21 Debentures are not redeemable for any purpose prior to May 9, 2006. Subject to the provisions of the Bank Act (Canada), including the prior approval of the Superintendent of Financial Institutions, the Bank may redeem all but not less than all of the Series 21 Debentures on May 9, 2006 or on any Interest Payment Date thereafter, on not less than 30 days nor more than 60 days notice, all as provided in the Trust Indenture, at 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption.

     The Bank, with the prior approval of the Superintendent of Financial Institutions, shall have the right, at any time after the fifth anniversary of the date of issue of the Series 21 Debentures, to purchase Series 21 Debentures in the market, by tender or by private contract at any price.

     On May 9, 2006 (the "Conversion Date"), the registered holder of this Series 21 Debenture may, but only upon notice from the Bank, which may be given only with the prior approval of the Superintendent of Financial Institutions, convert (the "Conversion Option") all, but not less than all, of this Series 21 Debenture into an equal aggregate principal amount of New Debentures (as defined in the Trust Indenture). If given, such notice from the Bank shall be given to the registered holders of the Series 21 Debentures not less than 30 days nor more than 60 days prior to the Conversion

Date, all as provided in the Trust Indenture, and such holders shall thereupon have the option to effect such conversion on the terms and conditions set forth in the Trust Indenture. The Conversion Option may be exercised by the holder completing the Exercise of Conversion Option form which appears on the reverse side hereof and delivering and surrendering this Series 21 Debenture to the Trustee, or its agent, at any one of its principal offices in the cities hereinafter mentioned or at such other places as may be designated in the Bank's notice at or prior to 4:00 p.m. (Toronto time) on the Conversion Date. Exercise of the Conversion Option is irrevocable.

     The Trust Indenture provides, among other things, for: (a) the acceleration of the maturity of this Series 21 Debenture in the case of an event of default (as defined in the Trust Indenture), and (b) the holding of meetings of Debentureholders and for making binding on all Debentureholders certain decisions taken thereat.

     This Series 21 Debenture shall be transferable through the facilities of the Trustee, or its agent, in the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver, and at such other places as may be designated from time to time by the Bank with the approval of the Trustee, and it may be transferred only by the registered holder hereof or his attorney duly authorized in writing.

     This Series 21 Debenture shall not become obligatory for any purpose until it shall have been certified by or on behalf of the Trustee.

     IN WITNESS WHEREOF this Series 21 Debenture has been duly executed, the corporate seal of the Bank affixed hereon and dated May 9, 1996.

BANK OF MONTREAL


By:                                     And:
    ---------------------------------        -----------------------------------
    Chairman                                 Secretary

                               (Form of Transfer)

     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

-------------------------------------
(Name of New Holder)

-------------------------------------
(Full Postal Address)

this Series 21 Debenture, and hereby irrevocably authorizes and directs the Trustee to transfer this Series 21 Debenture on the register of holders into the name of the new holder herein designated.

Dated ________________

Signature guaranteed by:


-------------------------------------   ----------------------------------------
Signature of Guarantor**                Signature of Transferring
                                        Registered Holder*

                         (Form of Trustee's Certificate)

                              TRUSTEE'S CERTIFICATE

This Debenture is one of the Series 21 Debentures of Bank of Montreal issued under the Trust Indenture within mentioned.

                                        THE TRUST COMPANY OF BANK OF MONTREAL

                                        Trustee


                                        By:
                                            ------------------------------------
                                            Authorized Signatory

* The signature must correspond with the name of the registered holder as it appears on the register.

** The guarantor must be a Canadian chartered bank, trust company or member of a recognized stock exchange.

                     (Form of Exercise of Conversion Option)

                          EXERCISE OF CONVERSION OPTION

     The undersigned, being the registered holder of this Series 21 Debenture, hereby elects to convert this Series 21 Debenture into an equal aggregate principal amount of New Debentures of Bank of Montreal on the Conversion Date and hereby irrevocably delivers and surrenders this Series 21 Debenture to The Trust Company of Bank of Montreal, as Trustee, or its agent, for conversion.

Dated ________________

Signature guaranteed by:


-------------------------------------   ----------------------------------------
Signature of Guarantor**                Signature of Registered Holder*

* The signature must correspond with the name of the registered holder as it appears on the register.

** The guarantor must be a Canadian chartered bank, trust company or member of a recognized stock exchange.

                                   FRENCH TEXT

                  LA PRESENTS NE CONSTITUE PAS UN DEPOT ASSURE
                             EN VERTU DE LA LOI SUR
                     LA SOCIETE D'ASSURANCE-DEPOTS DU CANADA

No 21 R                                                                   _____$

                               BANQUE DE MONTREAL

                    (Constituee en vertu des lois du Canada)

                   DEBENTURE 8,15%, Serie 21, ECHEANT EN 2011
                               (titre secondaire)

     BANQUE DE MONTREAL (la "Banque"), pour valeur recue, reconnait par les presentes devoir et promet de payer a ou a ses ayants droit inscrits, le 9 mai 2011, ou a toute date anterieure a laquelle le montant en capital peut devenir exigible, le montant en capital de

                                                                 DOLLARS (____$)

en monnaie legale du Canada a toute succursale de la Banque au Canada, au gre du porteur, et de payer l'interet sur ce montant aux taux d'interet et aux dates prevus ci-apres a compter de la plus tardive de la date des presentes ou de la derniere date de paiement d'interet a laquelle l'interet aura ete paye ou offert en paiement sur les debentures de la serie 21, jusqu'au parfait paiement de ce montant, en meme monnaie et aux memes endroits. Les debentures de la serie 21 portent interet au taux de 8,15% par annee a compter de la date d'emission, inclusivement, jusqu'au 9 mai 2006, exclusivement, payable semestriellement et non a l'avance les 9 mai et 9 novembre de chaque annee, avec interet au meme taux sur 1'arriere d'interet, s'il y a lieu, apres comme avant tout defaut de paiement du capital ou de l'interet . Le premier paiement de l'interet s'effectuera le 9 novembre 1996 et representera l'interet a compter de la date d'emission . A partir du 9 mai 2006, les debentures de la serie 21 porteront interet a un taux annuel equivalent au taux des acceptations bancaires de 90 jours (tel que defini a 1'acte de fiducie mentionne ci-apres) majore de 1,00%, payable trimestriellement et non a l'avance les 9 fevrier, 9 mai, 9 aout et 9 novembre de chaque annee (les "dates de paiement d'interet"), a compter du 9 aout 2006, avec interet sur 1'arriere d'interet, s'il y a lieu, relativement a toute periode d'interet trimestrielle, au taux applicable a cette periode d'interet trimestrielle, apres comme avant tout defaut de paiement du capital ou de l'interet.

     Selon l'echeancier de l'interet (sauf lors du paiement a l'echeance, auquel cas le paiement de l'interet pourra, au gre de la Banque, etre effectue sur remise de la presente debenture), la Banque en effectuera le paiement en expediant par courrier affranchi a 1'adresse inscrite du porteur de la presente, avant la date de paiement d'interet applicable, un cheque pour l'interet alors du tire sur la Banque et encaissable a toute succursale de la Banque au Canada, au gre du porteur, ou de toute autre maniere qui sera d'usage pour le paiement de l'interet.

     Cette debenture est l'une des debentures de la Banque emises ou pouvant etre emises en une ou plusieurs series en vertu des dispositions d'un acte de fiducie intervenu en date du 14 decembre 1995 entre la Banque et la Societe de fiducie Banque de Montreal, a titre de fiduciaire (le "fiduciaire") et d'actes supplementaires s'y rapportant, y compris le deuxieme acte supplementaire entre les memes parties en date du 9 mai 1996 (collectivement, l' "acte de fiducie"). Les debentures 8,15%, serie 21, echeant en 2011 (quelquefois designees dans les presentes comme les "debentures de la serie 21"), dont cette debenture fait partie, sont limitees a un montant en capital global de 300 000 000 $ en monnaie legale du Canada et viennent a echeance le 9 mai 2011 .

     Les debentures de la serie 21 constituent des obligations directes et non garanties de la Banque ainsi que des titres secondaires au sens de la Loi sur les banques (Canada). Elles ont egalite de rang avec toutes les debentures et autres titres secondaires de la Banque emises et en circulation de temps a autre en vertu de l'acte de fiducie et des actes de fiducie existants ("Existing Trust Indentures"), ainsi que ce terme est defini dans l'acte de fiducie, (collectivement, les "actes de fiducie"). Les actes de fiducie prevoient qu'en cas d'insolvabilite ou de liquidation de la Banque, la dette constatee par toutes les debentures et autres titres secondaires emises en vertu de ceux-ci, y compris les debentures de la serie 21, sera subordonnee, quant au droit de paiement, au paiement prioritaire et integral du passif-depots de la Banque, sauf des elements de passif qui, selon leurs modalites, ont un rang egal ou subordonne a la dette constatee par toutes ces debentures et autres titres secondaires. Il y a lieu de se reporter a l'acte de fiducie pour le detail des droits des porteurs de debentures de la serie 21, ceux de la Banque et du fiduciaire et pour les modalites en vertu desquelles les debentures de la serie 21 sont emises et detenues, a l'ensemble desquels le porteur de Cette debenture acquiesce par son acceptation des presentes.

     Les debentures de la serie 21 ne peuvent en aucun cas etre remboursees par anticipation avant le 9 mai 2006. Sous reserve des dispositions de la Loi sur les banques (Canada), y compris l'approbation prealable du Surintendant des institutions financieres, la Banque peut, a son gre, rembourser par anticipation la totalite, mais non moins de la totalite, des debentures de la serie 21 le 9 mai 2006 ou a toute date de paiement d'interet par la suite, moyennant un avis prealable d'au moins 30 jours et d'au plus 60 jours, ainsi qu'il est prevu dans l'acte de fiducie, au pair majore des interets courus et impayes a la date fixee pour le remboursement .

     Apres le cinquieme anniversaire de la date d'emission des debentures de la serie 21, la Banque peut, avec l'approbation prealable du Surintendant des institutions financieres, acheter les debentures de la serie 21 sur le marche libre, ou par appel d'offres ou par convention privee, a quelque prix que ce soit.

     Le 9 mai 2006 (la "date de conversion"), le porteur inscrit de cette debenture de la serie 21 peut, a condition d'avoir recu un avis de la Banque, lequel ne peut etre donne qu'avec l'approbation prealable du Surintendant des institutions financieres, convertir ("l'option de conversion") la totalite, mais non moins de la totalite, de cette debenture de la serie 21 en un montant en capital global equivalent de nouvelles debentures (telles qu'elles sont definies dans l'acte de fiducie). Le cas echeant, cet avis de la Banque sera donne aux porteurs inscrits des debentures de la serie 21 au moins 30 jours et au plus 60 jours avant la date de conversion, ainsi qu'il est prevu dans l'acte de fiducie, et ces porteurs auront alors l'option d'effectuer cette conversion selon les modalites prevues dans l'acte de fiducie. L'option de conversion peut etre levee par le porteur en remplissant le formulaire de levee de l'option de conversion qui se trouve au verso de la presente et en livrant et cedant cette debenture de la serie 21 au fiduciaire ou son mandataire a l'un de leurs bureaux principaux dans les villes mentionnees ci-apres ou a tout autre endroit mentionne dans l'avis de la Banque au plus tard a 16 h (heure de Toronto) a la date de conversion. La levee de l'option de conversion est irrevocable.

     L'acte de fiducie prevoit, entre autres: (a) la decheance du terme de cette debenture de la serie 21 en cas de defaut (tel que defini dans l'acte de fiducie) et (b) la tenue d'assemblees des porteurs de debentures et l'assujettissement de tous les porteurs de debentures a certaines decisions prises a ces assemblees.

     Cette debenture de la serie 21 est transferable aux bureaux principaux du fiduciaire, ou de son mandataire, a Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary ou Vancouver, et a tels autres endroits que la Banque pourra designer de temps a autre avec l'approbation du fiduciaire, et ne peut etre transferee que par son porteur inscrit ou son fonde de pouvoir dument autorise par ecrit.

     Cette debenture de la serie 21 ne prend effet que lorsqu'elle est attestee par le fiduciaire ou en son nom.

     EN FOI DE QUOI, cette debenture de la serie 21 a ete dument signee et le sceau de la Banque y a ete appose en date du 9 mai 1996.

BANQUE DE MONTREAL


Par:                                    et:
     --------------------------------       ------------------------------------
     President du conseil                   Secretaire

                               (Form of Transfer)

     POUR VALEUR RECUE, le soussigne vend, cede et transfere a

-------------------------------------
(Nom du nouveau porteur)

-------------------------------------
(Adresse postale)

la presente debenture de la serie 21 et par les presentes autorise irrevocablement le fiduciaire et lui ordonne de transferer cette debenture de la serie 21 dans le registre des porteurs au nom du nouveau porteur designe ci-dessus.

Le
   -------------------------------------

Signature attestee par:


-------------------------------------   ----------------------------------------
Signature du garant**                   Signature du porteur inscrit*

* Le signature doit correspondre au nom du porteur inscrit indique sur le registre des porteurs.

** Le garant doit etre une banque a charte canadienne, une societe de fiducie ou un membre d'une bourse reconnue.

                         (Form of Trustee's Certificate)

                            ATTESTATION DU FIDUCIAIRE

La presente debenture est une des debentures de la serie 21 emises par Banque de Montreal en vertu de l'acte de fiducie mentionne aux presentes.

                                        SOCIETE DE FIDUCIE
                                        BANQUE DE MONTREAL

                                                                      Fiduciaire

                                        Par:
                                             -----------------------------------
                                             Signataire autorise

                     (Form of Exercise of Conversion Option)

                         LEVEE DE L'OPTION DE CONVERSION

Le soussigne, etant le porteur inscrit de cette debenture de la serie 21, choisit par les presentes de convertir cette debenture de la serie 21 en un montant en capital global equivalent de nouvelles debentures de Banque de Montreal a la date de conversion et livre et cede irrevocablement cette debenture de la serie 21 a Societe de fiducie Banque de Montreal, le fiduciaire, ou son mandataire, aux fins de conversion.

Le
   ----------------------------------

Signature attestee par :


-------------------------------------   ----------------------------------------
Signature du garant**                   Signature du porteur inscrit*

* Le signature doit correspondre an nom du porteur inscrit indique Osur le registre des porteurs.

** Le garant doit etre une banque a charte canadienne, une societe de fiducie ou un membre d'une bourse reconnue.

                                   ARTICLE SIX

                                    EXECUTION

     SECTION 6.1. Acceptance of Trust. The Trustee hereby accepts the trusts in this Second Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions herein and in the Original Trust Indenture set forth.

     SECTION 6.2. Counterparts and Formal Date. This Second Supplemental Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of May 9, 1996.

     IN WITNESS WHEREOF the parties hereto have executed these presents under the hands of their proper officers in that behalf.

     BANK OF MONTREAL - BANQUE DE MONTREAL


     By: (Signed) Vinay Sarin
                  Senior Vice-President

THE TRUST COMPANY OF BANK OF MONTREAL -
SOCIETE DE FIDUCIE BANQUE DE MONTREAL


By: (Signed)  Michelle Caturay
              Senior Manager, Indenture Trust
              The Trust Company of Bank of Montreal

And: (Signed) Barbara M. Fedoryk
              Vice-President, Trust Product Development and Administration
              The Trust Company of Bank of Montreal
                                                                          (Seal)